Nord Resources Corporation
P O Box 384
Dragoon,
Arizona 85609-0384

5th May 2006

Dear Sirs,

We refer to the Secured Promissory Note dated 8th November 2005 (the "Note"), in terms whereof inter alia you undertook to pay to us the original amount of $3,900,000.00 with simple interest accruing from the date of the Note until the Note is paid in full at a rate of 9% per annum and which matures on 8th May 2006 and hereby confirm that:

1) We are prepared to extend the maturity date thereof to 15th August 2006 on the basis of the documentation which has been negotiated between us and Auramet Trading, LLC during the course of this week, subject to the condition that such extension is approved by our credit committee, which approval we hope to obtain on 12th May 2006;

2) We accordingly hereby confirm that the maturity date of the Note is extended to 15th May 2006, for the purpose of giving us the opportunity to have our credit committee consider the matter.

Kind Regards,

Authorised Signatory

Authorised Signatory

c.c. Auramet Trading, LLC
Justin Sullivan

Please confirm your acceptance hereof by signing in the space provided below and returning a copy hereof to us

Authorised Signatory
For and on behalf of Nord Resources Corporation

1st Floor, Old Mutual Place, 2 Lambeth Hill, London, EC4V 4GG, England, Tel +44(0)20 7002 3400 Fax +44(0)20 7002 3404